Exhibit 17.1

ELECTRONIC SERVITOR PUBLICATION NETWORK INC.

(formerly CannAssist International Corp.)

RESIGNATION OF OFFICE

The undersigned resigns as President and Director of Electronic Servitor Publication Network Inc. (formerly CannAssist International Corp.) to which he was duly elected at a meeting of the Corporation's Board of Directors, effective as of the date set forth below; provided, however, the undersigned shall remain in the office(s)/position(s), as set forth opposite his name hereunder.

Dated: March 23, 2022

/s/ Anthony Sanneh

Anthony Sanneh – Chief Executive Officer, Secretary and Chief Financial Officer